Exhibit 4.8

HSBC Bank (China) Company Limited

Shenzhen Branch: 2/F, China Resources Building, 5001 Shennan Road East, Luohu District, Shenzhen (Postal Code: 518010),

The People’s Republic of China

PRIVATE AND CONFIDENTIAL

19 March 2010

China Northeast Logistics City Co., Ltd.

Level 4, Administrative Tower, China Northeast City,

Zuanshi Road, Fanhe New District,

Tieling City, Liaoning Province.

Dear Sirs,

Credit Facility: 3-Year Term Loan of RMB87,500,000.-

Account Number:

With reference to the captioned uncommitted loan credit facility, in order to satisfy the requirements of the Bank’s auditors, the Bank hereby reconfirms that: Subject to the provision of the following guarantees, the Bank agrees to continue to provide the aforesaid credit facility on the premises that the Bank shall have the right to review and re-examine the said credit facility at any time (and not later than 31 December 2010 in all circumstances) and to suspend and revoke such credit facility unilaterally and demand immediate repayment of the relevant loan.

As guarantees, the Bank continues to hold:

1)	A joint and several guarantee in the amount of HK$121,000,000.- given by Cheng Chung Hing and Leung Moon Lam (the “Guarantors”) on 23 July 2008.

2)	A corporate guarantee in the amount of HK$121,000,000.- given by China Northeast City Holdings Limited (the “Guarantor”) on 23 July 2008.

3)	All present and future shareholders’ loans shall be subordinated to the Bank’s loan and the Bank shall have the preferential right of repayment over all present and future shareholders’ loans.

4)	A first legal charge over the land of the Borrower, with an area of 454,852.00 square metres, located at Tieling, Liaoning Province [Land Use Rights Certificate: Tie Ling Xian Guo Yong (2007) No.105].

HSBC

Without prejudice to the rights of the Lender at any time to suspend and revoke this credit facility unilaterally and to demand immediate repayment of the relevant loan, if in fact or from the Bank’s point of view, there is a decrease in value of the guarantees given by the Borrower or other Guarantors under the credit facility of this credit facility letter, the Bank shall have the right to demand the Borrower to provide such additional guarantees that are satisfactory to the Bank.

The “guarantees” referred to in this term include guarantees by objects as well as by persons. The “decrease in value of the guarantees” includes circumstances in which a decrease in the absolute value of the object under guarantee due to a fall in market value of the object under guarantee, adverse change in the credit-standing status of the guarantors and decrease in value of the guarantee limit, or the amount of cash guarantee in any form, or the appraised value of the object under guarantee translated into the currency of the loan as a result of the fluctuations in exchange rates.

The personal and corporate guarantees are provided by the Borrower in accordance with the demands of the Lender, and, in any circumstances, the liability of the guarantees shall include the whole of the guaranteed amount and not be less than 110% of the credit facility limit. The security is provided by the Borrower in accordance with the demands of the Lender, and, in any circumstances, the liability of the guarantees shall include the whole of the guaranteed amount. For the purposes of this paragraph, the guaranteed amount includes all principals, interests, fees and commissions that shall be payable but unpaid by the Borrower under this credit facility letter and any other amounts and expenses that shall be payable by the Borrower to the Lender under this credit facility letter or other documents related to this credit facility letter.

The Borrower hereby makes the following undertakings:

(i)	At the time of fulfilment of any overseas guarantee related to this credit facility, the Borrower shall carry out the registration procedure of the overseas indebtedness at the local State Administration of Foreign Exchange (the “SAFE”) timely (in any case, no later than 15 days subsequent to the fulfilment of such guarantee);

(ii)	At the time of registration of its overseas guarantee that has been fulfilled, the Borrower shall ensure that there is a sufficient Investment Amount and Registered Capital Differential in order to carry out the said registration procedure referred to in (i) above at SAFE successfully;

HSBC

(iii)	During the entire period of this credit facility, and so long as the credit facility subsists or any indebtedness under this credit facility remains outstanding, the Borrower shall ensure that the Lender understands the Investment Amount and Registered Capital Differential (the Investment Amount and Registered Capital Differential is the difference between the following two amounts: (i) the approved total investment amount of the Borrower; (ii) its registered capital) of the Borrower and inform the Lender immediately of any changes in the Investment Amount and Registered Capital Differential; and

(iv)	The Borrower must take all requisite measures in order to ensure that all of the indebtedness due to the Lender under this credit facility is repaid in the same currency as the loan.

Other terms and conditions set out in the Bank’s letter of 27 April 2009 shall remain unchanged.

The Bank should be obliged if the Company could kindly follow the terms of the letter of authorisation given to the Bank and arrange the authorised signatories of the Company to sign and return a copy of this letter to the Bank representing the Company’s confirmation of the validity of the guarantees held by the Bank and the Company’s continual understanding and acceptance of the terms and conditions of this credit facility letter.

(i) Section 83 of the Banking Ordinance of Hong Kong and (ii) the Administrative Measures of Connected Transactions Between Commercial Banks and Internal Parties and Shareholders of the China Banking Regulatory Commission (“CBRC”) (the “Administrative Measures of Connected Transactions of the CBRC”):

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HSBC

Please note that: Certain restrictions have been placed on the provision of funding by the Bank, as a bank, to the persons connected with the Bank’s directors or employees or in the nature of connected transactions under Section 83 of the Banking Ordinance and the Administrative Measures of Connected Transactions of the CBRC. At the time of confirmation of this credit facility letter, the Company shall inform the Bank, in accordance with the requirements of Section 83, whether or not any form of connected relationship subsists between the Company and any directors or employees of the Bank, or the Company is a “related party” as defined by the Administrative Measures of Connected Transactions of the CBRC. In the absence of the above notification by the Company, the Bank shall assume that no such connected relationship with the Company subsists. In the event that the said connected relationship arises subsequent to the confirmation of this credit facility letter by the Company, the Company is requested to inform the Bank of the said relationship immediately in writing.

The Bank is pleased to be of continual supports to the Company.

Yours faithfully,

For and on behalf of

HSBC Bank (China) Company Limited, Shenzhen Branch

Bob Tang,

Deputy Controller

Industrial and Commercial Finance Services

Dick Wong,

General Manager, Southern China Region

Industrial and Commercial Finance Services

Accepted the above credit facility letter

For and on behalf of

China Northeast Logistics City Co., Ltd.

Cheng Chung Hing

Director

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